

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Martin M. Werner
Chief Executive Officer
DD3 Acquisition Corp. II
Pedregal 24, 3rd Floor, Interior 300
Colonia Molino del Rey, Del. Miguel Hidalgo
11040 Mexico City, Mexico

> **Re: DD3 Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed November 19, 2020**
> **File No. 333-250212**

Dear Dr. Werner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 10

1. You disclosure here and elsewhere in your prospectus indicates that if the forward purchase investors purchase the 5,000,000 forward purchase shares under the contingent forward purchase agreements and the $20 million of public units in this offering in which they have an indicated an interest in purchasing and vote such share in favor of your initial business combination, it is possible that no votes from other public stockholders would be required to approve your initial business combination. However, your disclosure on pages 12 and 92 indicates that if the forward purchase investors purchase such units, a lesser number of votes than 36.2% of the shares from other public stockholders would be required to approve our initial business combination." Please revise your disclosure to

clarify here and throughout, as applicable, the number of votes from other public stockholders that would be required to approve your initial business combination if the forward purchase investors purchase these securities.

Risk Factors

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions ... , page 41

2. You disclose here and on page 98 that the exclusive forum provision in your form of amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your disclosure does not appear to be consistent with the exclusive forum provision in your form of amended and restated certificate of incorporation, which states that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Please revise your disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Mark Wojciechowski, Staff Accountant, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.